Form 10-Q for the Fiscal Quarter Ended July 3, 2009

Item 4. Controls and Procedures, page 35,

1.
Comment:  We note your statement that your chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures were effective as of July 3, 2009, “in all material respects.”  This conclusion is stated in terms that appear narrower than that required by Item 307 of Regulation S-K.  Please confirm, if accurate, that your chief executive officer and chief financial officer concluded that the company’s disclosure controls and procedures were effective as of the end of the applicable period.  In future filings, ensure that conclusions concerning the effectiveness of disclosure controls and procedures are expressed in clear and unqualified language.  Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

Response to Comment 1:  CSC confirms that the chief executive officer and the chief financial officer concluded the company’s disclosure controls and procedures were effective as of the fiscal quarter ended July 3, 2009.  We will express this in clear and unqualified language in future filings by eliminating the reference to “in all material respects.”